Exhibit 21

SUBSIDIARIES OF REGISTRANT

COMPANY	JURISDICTION / STATE OF INCORPORATION
Team, Inc.	Texas

Team Investment, Inc.	Delaware

Team Facilities & Services, L.P.	Texas

Team Industrial Services, Inc.	Texas

Team Industrial Services International, Inc.	Delaware

Team Industrial Services of Canada, ULC	Canada

Team Cooperheat-MQS Canada, Inc.	Canada

Global Heat (1988), Inc.	Canada

Global Heat U.K. Ltd.	United Kingdom

Teaminc. Europe	The Netherlands

Team Industrial Services Asia (PTE) Ltd.	Singapore

Team Industrial Services Trinidad, Ltd.	Trinidad, West Indies

Team Cooperheat-MQS Trinidad, Ltd.	Trinidad, West Indies

Team Cooperheat-MQS de Venezuela, C.V. de S.A.	Venezuela